
June 6, 2025

Bethany Oleynick
Legal Director and Secretary
EQT Infrastructure Company LLC
1114 Avenue of the Americas, 45th Floor
New York, NY 10036

> **Re: EQT Infrastructure Company LLC**
> **Post-Effective Amendment No. 2 to**
> **Registration Statement on Form 10-12G**
> **Filed April 25, 2025**
> **File No. 000-56691**

Dear Bethany Oleynick:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 16, 2025 letter.

Post-Effective Amendment No. 2 to Form 10

General

1. We note in your response to prior comment 2 that you "respectfully disagree[s] with the premise that the Company will be 'buying (and selling) securities on an ongoing basis…" while also stating as follows: (i) "the Company intends to be a diversified holding company"; (ii) "the Company is in the business of acquiring high quality portfolio companies with the potential to continue to thrive over time"; and (iii) "the Company will exercise control over its portfolio companies". Your Investment Company Act status analysis appears to disregard some of the Control JVs' activities (because you do not plan to consolidate the Control JVs under GAAP), despite the fact that you represent yourself publicly and in your Investment Company Act status analysis as a diversified holding company operating portfolio companies (which implies consideration of the operation of portfolio companies undertaken by the

Control JVs). *See generally* Certain Prima Facie Investment Companies, Release No. IC-10937 (Nov. 13, 1979) (a "holding company generally secures control of other companies primarily for the purpose of engaging in the other companies' line of business"). We have the following related comments:

1. Please explain or resolve this apparent inconsistency.

2. To the extent that you, for purposes of your Investment Company Act status analysis, (i) view your primary business as limited to purchasing general partnership interests in JVs, and (ii) consistently excludes all of the activities that you cause Control JVs to undertake (including the Control JVs' operation of portfolio companies), please:

    *   reconcile this position with your responses that reference the Company's acquisition and control of portfolio companies and your disclosure in the Form 10, which emphasizes that the Company is "a holding company that seeks to acquire, own and control portfolio companies…."

    *   address whether the Company, by describing itself as a "diversified holding company" that acquires portfolio companies, is holding itself out in such a way to oblige consideration of the buying and selling of the securities of portfolio companies for purposes of the your Investment Company Act status analysis.

    *   reconcile this position with the Commission's position, as expressed in *Tonopah*, that consideration of an issuer's primary business is "one of fact [that] must be resolved by a review of the special circumstances applicable to the particular case." In this regard, we note that the Company's business appears inextricably linked with the ongoing buying and selling of the securities of portfolio companies, as highlighted throughout your disclosure and in response letters—apparently indicating that these activities are material circumstances to be evaluated under *Tonopah*.

3. To the extent that your consideration of your primary business extends to the operation of the Control JVs (and consistently includes all the activities that the Company cause Control JVs to undertake in your Investment Company Act status analysis (including their ongoing purchasing and selling of securities)), please supplement your responses, citing support for the position that the Company does not acquire securities (except in connection with the maintenance of its liquidity portfolio), as necessary, to appropriately account for the investing (and divestment) activity effected by the Company through its JVs.

2. We note your response to prior comment 4 and your expanded analysis regarding your status as "that type of investment company known as a 'special situation' investment company, whose primary business is to acquire securities for investment with a view to increasing their value and later disposing of them at a profit," United Stores Corp., 10 S.E.C. 1145 (1942), as well as your analysis regarding whether you meet the definition of that concept. We have the following related comments:

    1. As previously stated, please provide your comprehensive legal analysis addressing whether you intend to cause Control JVs to acquire securities "primarily for the purpose of making a profit in the sale of their controlled

companies' securities" as described by the Commission in Certain Prima Facie Investment Companies, Release No. IC-10937 (Nov. 13, 1979). In this regard, we note that the Company's description of ititself as "a holding company conglomerate with the objective of generating attractive, risk-adjusted returns for shareholders…" does not appear to preclude a finding that it is purchasing securities with a view to increasing their value and later disposing of them at a profit.

2. Please expand on your analysis of the Company's status as a special situation investment company by:
   - describing and discussing whether the Company will, at the time of a JV's acquisition of a portfolio company's securities, generally expect that the JV will sell those securities in the future. In this regard, we note that in Northeast Capital Corp., 37 SEC 715 (1957), cited in your response at fn. 81, the applicant—in addition to suggesting that it was not its present intention to liquidate its investment—also noted that it did not "anticipate any future intention to liquidate" its investment.
   - describing and discussing the anticipated importance of investment and asset management criteria to any portfolio company investment and divestment decisions.

3. Assuming that the special situation investment companies addressed in the materials cited by you have "historically had the … salient characteristics" described on page 10 of your response and the concept of a special situation investment company is "as [you] understand it to be", please expand on your analysis to specifically:
   - Describe in additional detail (i) what characterizes a target as having a "temporary depressed valuation[]" as identified on page 10 of your response, (ii) whether and how that differs from the various other references in your response to, for example, "companies facing difficulties," "distressed businesses," and "distressed companies with depressed values" and (iii) the distinction between the "high quality" or "excellent, strong performing" companies invested in by the Company and the "distressed companies with depressed values" purportedly characteristic of investments by special situation investment companies
   - Describe in additional detail what characterizes a "quick" or "frequent" shift in investments as identified on page 10 of your response.

3. We note your response to our prior comment 5 focused on expertise in "'special situations,' or rehabilitating or reorganizing failing companies". We reissue our prior comment 5, including its specific prompt to consider whether the expertise of your directors, officers, and employees would tend to indicate that your acquisitions of portfolio companies are made primarily for the purpose of making a profit in the sale of the controlled companies securities. In this regard, we note that your disclosure appears to emphasize (i) the investment expertise of your directors and officers, as well as (ii) the leveraging of a private equity firm's "expertise and platform," including EQT's "Active Ownership Model," which provides for, among other things,

> "value creation levers, such as revenue enhancements, management changes, pricing, cost improvements and more transformational levers such as strategic realignment and add-on acquisitions."

Item 1. Business
Our Administrator, page 13

4.   We note your disclosure that you anticipate the administrator will be entitled to receive a monthly fee based on the monthly value of your net assets. Please tell us when you expect you would have more detail regarding how to calculate this fee. We also note similar disclosure in your periodic reports. Please confirm that you will revise your future Exchange Act Reports to provide more fulsome details as to how these fees are calculated and disclose any amounts paid.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction

cc: Mark Brod, Esq.